

Travis Price Travis Price

I love the energy and vision behind this project. Aiyah is a gifted entrepreneur with savvy business sense and a special touch with people. This restaurant is a family affair, powered by love and a commitment to authenticity. Bintimani was a success in Boston, and Providence is a city that loves good food and cares about community. This proposal understands that. The restaurant is located in an iconic part of Providence with a ton of foot traffic and legacy storefronts nearby. I'm thrilled to be on board, and can't wait to see what Bintimani cooks up.

Invested $5,000 this round

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